Exhibit 99.1

Annual General Meeting held on May 10, 2024 – Poll Results

Hong Kong, Shanghai, & Florham Park, NJ: Friday, May 10, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX:13) today announces that all ordinary resolutions and the special resolution put to its Annual General Meeting (“AGM”) held on May 10, 2024 were duly passed.  The poll results of the resolutions were as follows:

Ordinary Resolutions		Number of Votes (%)*			Passed by Shareholders
		For	Against	Withheld#
1.	To consider and adopt the audited financial statements, and the reports of the directors and independent auditors for the year ended December 31, 2023.	554,454,067 (93.5575%)	38,180,450 (6.4425%)	218,278	Yes
2(A).	To re-elect Mr TO Chi Keung, Simon as a director.	562,917,369 (94.9555%)	29,905,093 (5.0445%)	30,333	Yes
2(B).	To re-elect Dr Weiguo SU as a director.	592,306,222 (99.9129%)	516,240 (0.0871%)	30,333	Yes
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a director.	592,007,486 (99.8625%)	814,976 (0.1375%)	30,333	Yes
2(D).	To re-elect Dr Dan ELDAR as a director.	591,101,915 (99.7098%)	1,720,547 (0.2902%)	30,333	Yes
2(E).	To re-elect Ms Edith SHIH as a director.	588,968,013 (99.3498%)	3,854,454 (0.6502%)	30,328	Yes
2(F).	To re-elect Ms Ling YANG as a director.	584,012,135 (98.5138%)	8,810,327 (1.4862%)	30,333	Yes
2(G).	To re-elect Mr Paul Rutherford CARTER as a director.	534,646,546 (90.1866%)	58,175,756 (9.8134%)	30,493	Yes
2(H).	To re-elect Mr Graeme Allan JACK as a director.	570,023,306 (96.1541%)	22,799,126 (3.8459%)	30,363	Yes
2(I).	To re-elect Professor MOK Shu Kam, Tony as a director.	582,250,508 (98.2167%)	10,571,949 (1.7833%)	30,338	Yes
3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.	592,416,337 (99.9339%)	391,725 (0.0661%)	44,733	Yes
Special Resolution
4.	To grant a general mandate to the Directors to issue additional shares of the Company.^	589,480,694 (99.4384%)	3,329,371 (0.5616%)	42,730	Yes
Ordinary Resolution
5.	To grant a general mandate to the Directors to repurchase shares of the Company.^	592,794,880 (99.9974%)	15,185 (0.0026%)	42,730	Yes

* Percentages rounded to 4 decimal places.

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

^ The full text of Resolutions 4 and 5 are set out in the Notice of AGM.

Notes:

(1)	All directors of the Company, namely Mr TO Chi Keung, Simon, Dr Weiguo SU, Mr CHENG Chig Fung, Johnny, Dr Dan ELDAR, Ms Edith SHIH, Ms Ling YANG, Mr Paul Rutherford CARTER, Mr Graeme Allan JACK and Professor MOK Shu Kam, Tony, attended the AGM, either in person or by means of electronic facilities.

(2)	Number of shares entitling the holders to attend and vote on all the resolutions at the AGM: 871,264,820 shares.

(3)	Number of shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM: Nil.

(4)	Number of shares for holders required under the Listing Rules to abstain from voting at the AGM: Nil.

(5)	The scrutineer for the poll at the AGM was Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Іt has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500